KOBELCO | KOBE STEEL, LTD.
TOKYO HEAD OFFICE
9-12, Kita-Shinagawa 5-chome, Shinagawa-ku, TOKYO 141-8688 JAPAN

02015819

March 7, 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

02 MAR 13 AM 8:41

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's financial results forecasts for fiscal 2001"

Thank you for your assistance in handling it as required.

Sincerely yours,

Yoshio Kato
Structured Finance Section
Finance Department
Kobe Steel, Ltd.

3/19

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel's financial results forecast for fiscal 2001

TOKYO (March 7, 2002) – Kobe Steel, Ltd. announces its earnings forecast for fiscal 2001, ending March 31, 2002.

Consolidated sales are anticipated to be 1,200 billion yen, unchanged from the previous forecast last November. Pretax ordinary loss is forecast to be 15 billion yen, in comparison to a loss of 6 billion yen in the previous estimate. Factors include reduced steel production to improve market conditions and slumping IT-related demand adversely affecting the Aluminum and Copper business and other segments.

Due to the weak stock market, Kobe Steel anticipates posting an extraordinary loss mainly due to the write down of listed shares. As a result, aftertax net loss is expected to be 29 billion yen, versus a 10 billion yen loss from the previous estimate.

Japan's economy has continued to be extremely severe in fiscal 2001. Exports have dropped due to a worldwide economic slump. Private-sector capital investments are sluggish, public works are down, consumer spending has stalled, and deflationary pressures have increased.

Consolidated Forecast for Fiscal 2001

	Current Estimates	Previous Estimates (Nov. 21, 2001)	FY2000
Net sales	1,200	1,200	1,373
Ordinary income (loss)*	(15)	(6)	50
Net income (loss)	(29)	(10)	6.5

Notes: Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote loss.

Non-Consolidated Forecast

Non-consolidated sales are expected to be 800 billion yen, versus the previous forecast of 810 billion yen. Sales are anticipated to be down in the Aluminum & Copper and Machinery segments.

- more -

Pretax ordinary income, previously forecast at zero, is expected to be a loss of 4 billion yen. Lower steel production and the weaker yen are expected to decrease profitability. The Aluminum & Copper and Machinery segments are also expected to record lower profits.

Due to the sluggish stock market, Kobe Steel anticipates registering an extraordinary loss from a large write down on listed shares. As a result, aftertax net loss is expected to be 21 billion yen, versus zero in the previous forecast.

Non-consolidated Forecast for Fiscal 2001

	Current Estimates	Previous Estimates (Nov. 21, 2001)	FY2000
Net sales	800	810	816.8
Ordinary income (loss)*	(4)	0	14.6
Net income (loss)	(21)	0	(60.5)

Notes: Figures are in billions of yen.
* Also known as pretax recurring profit (loss).
Figures in parentheses denote loss.

Dividends

As Kobe Steel is expected to have accumulated deficits for the year ending March 2002, the company regrets that it must forgo dividend payments in accordance with Japan's Commercial Code.

Media contact:

Gary I. Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www–admin@kobelco.co.jp
Web site: www.kobelco.co.jp/indexe.htm

Investor relations:

Corporate Planning Dept.
Tokyo, Japan
Tel +81 (0)3 5739-6043